COGNITRONICS

Network Media Servers

04027526

PE
12-31-03

APR 27 2004

2003 ANNUAL REPORT

Financial Highlights

	2003	2002	2001
	(in thousands, except per share data)		
Operating Results			
Sales	**$10,257**	$11,299	$18,875
Net (loss)	**($3,550**	($6,444)	($1,805)
Net (loss) per share:			
Basic	**($.63)**	($1.18)	($.33)
Diluted	**($.63)**	($1.18)	($.33)
Financial Position			
Working capital	**$14,143**	$17,789	$22,754
Stockholders' equity	**$14,224**	$17,334	$23,598
Stockholders' equity per share	**$2.51**	$3.12	$4.36

Retired Director

Edward S. Davis retired from the Board of Directors on October 10, 2003; he had been a Director since 1981. The directors and officers express their best wishes and deep appreciation for his dedicated and valuable service over the past 22 years.

COGNITRONICS
Network Media Servers

To Our Stockholders:

The telecommunications marketplace has made headlines in recent months, heralding the latest in next generation technology, Voice over Internet Protocol (VoIP). VoIP offers great potential and promises to revolutionize the manner in which we communicate. Cognitronics is working diligently to continue to enhance our world-class family of media servers for use in emerging telecommunications networks. These next generation telecommunications products require significant research and development efforts. While these markets continue to evolve at a slower than expected pace, we believe that we are uniquely positioned to be a major participant in both the VoIP- based environments as well as the standard switching infrastructure.

For 2003, the Company reported a net loss of $3.6 million, or $.63 per diluted share, compared to a net loss of $6.4 million, or $1.18 per diluted share, in 2002. Sales decreased 9% to $10.3 million in 2003 from $11.3 million in 2002.

The primary factors contributing to the decreased net loss were a settlement gain of $.8 million upon the termination of the company's postretirement health benefits plan, reduction of inventory obsolescence and fixed asset impairment charges of $.8 million, expense reduction in the domestic operations and improved margins in our U.K. distributorship operations.

Notwithstanding the disappointing operating results for the fourth quarter and year 2003, the company's balance sheet remains strong as the company enters the year 2004. With a combined cash and marketable securities position of $8.8 million and no debt at the end of 2003, Cognitronics is well positioned to weather the storm.

In 2003, Cognitronics installed as a trial its first CX Messaging System, providing voice-mail and auto attendant functionality. Further, Cognitronics recently announced the successful interoperability testing of the CX Messaging System with an emerging player in the Voice over Cable markets, Cedar Point Communications, and the successful interoperability testing of Cognitronics' CX4000 Media Server with Telcordia Technologies, a leading global provider of telecommunications software and services.

While we continue the development and interoperability testing of our newest offerings, the historically strong existing telecommunications markets continue to languish. Sales of central office call-announcing equipment, once our mainstay offering, remain low. Telecommunications service providers continue to limit spending to only the bare necessities and emerging technology. I believe that product demand for basic network products is at its bottom. Enhanced service offerings by telecommunications service providers offer the promise that demand for network equipment will improve.

Most importantly, Cognitronics recently completed its most extensive laboratory evaluation for the CX Media Server with a major telecommunications service provider. The result of this acceptance is the qualification of our products for use in both their current, as well as the next generation, IP-based switching environments. We believe the potential is significant for future sales.

Current sales have struggled to improve as we operate in the reduced spending environment represented by existing switching infrastructure while awaiting the growing demands for the next generation, VoIP- based environments to take hold. We have developed a world-class family of media server platforms that have been laboratory and field tested. New applications are being deployed and new partnerships established. I look forward to increasing sales growth and demonstrating Cognitronics' role in the emerging, next generation switching markets.

Sincerely,

Brian J. Kelley
President and Chief
Executive Officer

April 21, 2004

Statements contained above which are not historical facts are forward-looking statements. The forward-looking statements in this letter are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the continuance of reduced capital expenditures throughout the telecommunications market, variability of sales volume quarter to quarter, product demand, market acceptance, litigation, risk of dependence on significant customers, third party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in the company's Securities and Exchange Commission filings.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003,
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-8496

COGNITRONICS CORPORATION

(Exact name of registrant as specified in its charter)

NEW YORK	13-1953544
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Corporate Drive, Danbury, Connecticut	06810
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 830-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Shares Outstanding as of March 1, 2004
Common Stock, par value $0.20 per share	American Stock Exchange	5,691,717

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for at least the past 90 days. Yes x No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No x

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the most recently completed second fiscal quarter was $9,530,000.

Documents incorporated by reference: Portions of the Proxy Statement for the annual meeting of stockholders to be held on May 13, 2004 are incorporated by reference into Parts II and III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

(a) Cognitronics Corporation (the "Company") was incorporated in January 1962 under the laws of the State of New York. The Company designs, manufactures and markets voice processing systems.

(b) The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe, the Company distributes equipment for use on customers' premises. See Note N of the Company's Consolidated Financial Statements appearing in Item 8 of this report for certain financial information about these two business segments.

(c) (i) A description of the fields of voice processing in which the Company operates and its products are as follows:

Domestic Operations. These products are sold directly to telecommunication service providers, switch manufacturers, IP-based communications systems manufacturers, systems integrators, and value added resellers (VAR) who distribute the Company's products. The products include the following:

Network Media Servers and Intelligent Announcers. The Network Media Servers, the Cognitronics Exchange (CX) Series, include a total of four (4) models: CX500, CX1000, CX3000 and CX4000. This family of products facilitates the deployment of voice resources in service provider networks, both the traditional circuit-switched networks as well as the next generation of packet-based networks. The CX platforms provide greater capacity and increased functionality with significantly better price performance. Included in the CX Series capabilities are a new set of Media Server Boards, delivering the power of a media server within a single board. CX supports AIN protocols such as SR-3511, GR-1129CORE and ISDN-PRI. The CX is also designed to interface with softswitches, media gateways and application servers, supporting industry standard protocols such as MGCP, RTP/RTCP and SIP. Other protocols will be supported as market demand dictates.

Messaging Systems. CX Messaging Systems provide voice mail, unified messaging, and automated attendant functions to target markets. Capabilities include PSTN and IP interfaces, Voice XML scripting language, scalable from a few hundred to more than a million mailboxes, and may be configured for high availability and/or redundant performance.

Passive Announcers. These announcers are used by the ILECs and CLECs to inform callers about network conditions or procedures to invoke the use of a service. The Company has been a major supplier to the industry of passive announcers and incorporates these features in products such as the Model 688 Automatic Number Announcer, McIAS 950, and the McIAS 16xx product family.

Call Processors. The Company's McIAS 950 is also an automated attendant and audiotext system with the flexibility to offer the caller various choices (dial an extension, revert to an operator, etc.). The system also offers a wide variety of menu-selected information to callers. The McIAS 950 is designed for use in both telephone network environments and the commercial business market.

European Distributorship Operations. Dacon Electronics Plc., based in Hertfordshire, England, distributes call management and voice processing products, including products manufactured by the Company, in Europe.

(ii) Status of publicly announced new products or industry segments requiring material investment. Inapplicable.

(iii) The Company has adequate sources for obtaining raw materials, components and supplies to meet production requirements and did not experience difficulty during 2003 in obtaining such materials, supplies and components.

(iv) The Company relies on technological expertise, responsiveness to users' needs and innovations and believes that these are of greater significance in its industry than patent protection. There can be no assurance that patents owned or controlled by others will not be encountered and asserted against the Company's voice processing products or that licenses or other rights under such patents would be available, if needed. The Company has registered trademarks and names which the Company considers important in promoting the business of the Company and its products.

(v) Seasonality. Inapplicable.

(vi) The discussion of liquidity and sources of capital as set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations is included in Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

(vii) In 2003, revenues included sales of $2.8 million to Verizon Communications Inc. and $1.1 million to Siemens Carrier Networks LLC. The Company's European operations had sales of $3.0 million to British Telecommunications Plc in 2003. Over the past several years, a major portion of the revenues of the domestic operations has come from two or three large customers, and a significant portion of the revenues of the European operations has come from one customer. Accordingly, the loss of any of these customers could have a material adverse impact on the Company's results of operations.

(viii) The dollar amount of orders believed by the Company to be firm as of December 31, 2003 and 2002, amounted to $.2 million and $.4 million, respectively. Substantially all of the orders as of December 31, 2003, can reasonably be expected to be filled during 2004.

(ix) Business subject to renegotiation. Inapplicable.

(x) The Company competes, and expects to compete, in fields noted for rapid technological advances and the frequent introduction of new products and services. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well-established corporations with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance. Future research and development expenditures will be based, in part, on future results of operations. There are no assurances that the Company will be able to successfully develop and market new products and applications.

(xi) Expenditures for research and development activities, as determined in accordance with generally accepted accounting principles, amounted to $2.6 million in 2003, $3.3 million in 2002 and $3.6 million in 2001. In addition, the estimated dollar amount spent on the improvement of existing products or techniques was $.1 million in 2003 and 2001.

(xii) Material effects of compliance with Federal, State or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Inapplicable.

(xiii) At December 31, 2003, the Company and its subsidiaries employed 70 people.

(d) Sales to foreign customers primarily represent sales of Dacon Electronics Plc. (incorporated in the United Kingdom) of $5.1 million in 2003, $5.8 million in 2002 and $5.9 million in 2001. Additional information about foreign operations is included in Note N to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Further, there were export-type sales (primarily North America) of approximately $.1 million in 2003, 2002 and 2001. Export sales do not involve any greater business risks than do sales to domestic customers and, in certain instances, the Company obtains an irrevocable letter of credit or payment prior to shipment of products to the customer. Selling prices and gross profit margins on export-type sales are comparable to sales to domestic customers.

Item 2. Properties

The facilities of the Company and its subsidiaries are located as follows:

Location	Description	Square Feet	Lease Expiration Date
Danbury, Connecticut 3 Corporate Drive	Office, engineering, production and service facility	27,600	10/31/08
Hemel Hempstead Hertfordshire, United Kingdom 1 Enterprise Way	Office, distribution and service facility	12,000	7/31/06

The Company considers each of these facilities to be in good condition and adequate for the Company's business.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

Executive Officers of the Company

The executive officers of the Company, their positions with the Company and ages as of March 1, 2004 are as follows:

Name	Position(s) and Office(s)	Age
Brian J. Kelley	President and Chief Executive Officer; Director	52
Kenneth G. Brix	Vice President	57
Harold F. Mayer	Secretary	74
Michael N. Keefe	Vice President	48
Roy A. Strutt	Vice President	47
Garrett Sullivan	Treasurer and Chief Financial Officer	58
Emmanuel A. Zizzo	Vice President	63

No family relationships exist between the executive officers of the Company. Each of the executive officers was elected to serve until the next annual meeting of the Board of Directors or until his successor shall have been elected and qualified.

Mr. Kelley has been President and Chief Executive Officer of the Company since 1994. Prior to that he held senior management positions with TIE/Communications, Inc. from 1986 to 1994.

Mr. Brix has been a Vice President of the Company since 1994 with responsibility for U.S. sales and marketing. Prior to that he held senior sales management positions from 1987 to 1994.

Mr. Mayer has been Secretary of the Company since 1975. He was Treasurer from 1974 to 1989 and a Vice President of the Company from 1986 to 1996.

Mr. Keefe has been a Vice President of the Company since 1993 with responsibility for engineering, prior to which he was Manager of Software Planning and Development from 1992 until 1993 and senior engineer for more than five years. He has been employed by the Company since 1980.

Mr. Strutt has been a Vice President of the Company since 1994 with responsibility for European operations. Since 1992, he has been Managing Director of Dacon Electronics Plc, which was acquired by the Company in 1992.

Mr. Sullivan has been Treasurer and Chief Financial Officer of the Company since 1989.

Mr. Zizzo has been a Vice President of the Company since 1995 with responsibility for operations, primarily manufacturing, purchasing and physical facilities, prior to which he had been Director of Operations since 1994.

PART II

Item 5. Market for Company's Common Equity and Related Stockholder Matters

(a) and (b) Cognitronics' Common Stock is traded on the American Stock Exchange under the symbol CGN. On March 1, 2004, there were 557 stockholders of record; the Company estimates that the total number of beneficial owners was approximately 2,300. Information on quarterly stock prices is set forth in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) The Company has never paid a cash dividend on its Common Stock and has used its cash for the development of its business. In 1998, 2000 and 2001, the Company announced its intention to repurchase up to 300,000, 200,000 and 500,000 shares, respectively, of its Common Stock. The Company repurchased 150 shares of its Common Stock in 1998, 105,750 in 1999, 331,000 in 2000, 307,808 in 2001 and 1,500 in 2002. The Company has no present intention of paying a cash dividend and payment of any future dividends will depend upon the Company's earnings, financial condition and other relevant factors.

(d) The equity compensation plan information set forth under the caption Equity Compensation Plan Information in the Proxy Statement for the annual meeting of stockholders to be held May 13, 2004 is incorporated herein by reference.

Item 6. Selected Financial Data

	Year ended December 31, (in thousands except per share data)				
OPERATING RESULTS	2003	2002	2001	2000	1999
Revenues	$10,257	$11,299	$18,875	$31,836	$31,693
Net income (loss)	(3,550)	(6,444)	(1,805)	4,530	5,346
Net income (loss) per share					
Basic	$(.63)	$(1.18)	$(.33)	$.79	$.94
Diluted	(.63)	(1.18)	(.33)	.74	.88
Weighted average number of basic shares outstanding	5,615	5,438	5,417	5,754	5,670
Weighted average number of diluted shares outstanding	5,615	5,438	5,417	6,092	6,048
FINANCIAL POSITION					
Working capital	$14,143	$17,789	$22,754	$26,107	$24,130
Total assets	18,898	22,812	28,573	32,998	35,102
Stockholders' equity	14,224	17,334	23,598	26,988	25,729
Stockholders' equity per share	$2.51	$3.12	$4.36	$4.85	$4.40
Cash dividends paid	None	None	None	None	None

Included in 2002 is an inventory provision of $951,000 ($.11 per basic and diluted share) and provisions for impairment of fixed assets of $275,000 ($.03 per basic and diluted share) and an increase in the deferred tax valuation allowance of $2,425,000 ($.44 per basic and diluted share).

Net (loss) in 2003 and 2002 did not include amortization of goodwill of $332,000 ($.05 per basic and diluted share). This expense was included in all other years presented.

Included in 2001 is an inventory provision of $510,000 ($.07 per basic and diluted share) and a tax benefit due to an adjustment to the tax provision of $155,000 ($.03 per basic and diluted share).

Included in 2000 is a tax benefit due to an adjustment to the tax provision of $156,000 ($.03 per basic and diluted share).

The above Selected Financial Data should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, and the unaudited quarterly financial data included in Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors That May Affect Future Results

The following information, including, without limitation, the Quantitative and Qualitative Disclosures About Market Risk that are not historical facts, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally are characterized by the use of terms such as "believe", expect" and "may". Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from these set forth in the forward-looking statements. Factors that might cause such a difference include:

Product demand fluctuations in the timing and volume of customer requests for its products.

Telecommunication systems industry and general economic conditions.

Competitive pressure on selling prices.

Market acceptance of the Company's products and its customer's products and services.

Costs associated with possible litigation or settlement, including those related to the use or ownership of intellectual property.

Loss of a major customer. A few customers account for a major portion of the Company sales. A loss of such a customer would have a major adverse impact on the Company's results.

Third party suppliers increase the risk that the Company may not have adequate supply to meet demand.

Introduction of new products. The Company's markets are subject to technological change, so its success depends on its ability to develop and introduce new products.

The markets in which the Company competes are highly competitive. Some of its competitors have significantly greater financial and other resources.

The Company's future success is dependent on its ability to attract and retain key design engineering, sales and executive personnel. There is intense competition for qualified personnel, in particular, design engineers, and the Company may not be able to attract and retain engineers and other qualified personnel necessary for the development and introduction of new products or to replace engineers or other qualified personnel that may leave its employ.

Expense levels, in the short term, are fixed. Sales variances from quarter to quarter would have a significant effect on the results of operations.

Other risk factors detailed in this Annual Report on Form 10-K and in the Company's other Securities and Exchange Commission filings.

Given the uncertainties, the Company cautions readers not to place undue reliance on such statements

Results

The Company reported net losses of $3.5 million, $6.4 million and $1.8 million in 2003, 2002 and 2001, respectively.

In 2003, sales decreased $1 million (9%) from 2002. The sales of the Company's domestic operations declined $.4 million (8%). The decrease in sales was in both the direct and indirect channels with the exception of sales of CX4000 to a large domestic telecommunication service provider. Sales to this customer increased $1.2 million in 2003 from the prior year. The UK distributorship operation decreased $.6 million (10%) in 2003 from the prior year, in spite of a favorable foreign currency fluctuation of 8%. In addition, sales to its largest customer increased in 2003 from 2002. Decreases in sales to its other customers more than offset these improvements. The Company's backlog at December 31, 2003 was $.2 million versus $.4 million in 2002. In both 2003 and 2002, a major portion of the Company's domestic revenue came from two customers and a significant portion of the UK distributorship's revenue came from one customer. The loss of any of these customers would have a material adverse impact on the Company.

In 2002, sales declined $7.6 million (40%) from 2001. The sales of the Company's domestic operations declined $7.4 million (57%). This decrease was primarily in the indirect channel and reflects significant reduction in capital spending by telecommunication companies. The UK distributorship operations' sales decreased $.1 million (2%).

Consolidated gross margin was 41% in 2003, 28% in 2002 and 44% in 2001. Included in cost of products sold were inventory obsolescence charges of $.4 million in 2003, fixed asset impairment and inventory obsolescence charges of $1.2 million in 2002, and inventory obsolescence charges of $.5 million in 2001.

Research and development decreased $.7 million (21%) in 2003 and $.3 million (9%) in 2002 from the prior year. The decrease in 2003 primarily reflects lower contract engineering services and lower personnel cost. The decrease in 2002 reflects lower material costs and recruiting expenses.

Selling, general and administrative expense decreased $.1 million (1%) in 2003 and $1.2 million (16%) in 2002 from the prior year . The decrease in 2003 was due to a $.4 million (10%) decrease in the US operations primarily reflecting lower personnel costs offset by an increase of $.3 million (11%) in the UK primarily reflecting exchange rate variance. The decrease in 2002 was due to a $.4 million (10%) decrease in the US reflecting lower commissions and bonuses and a decrease of $.8 million (23%) in the UK reflecting personnel cost reductions.

Other income of $1 million in 2003 includes a non-cash gain of $.8 million on the termination of the Company's postretirement health benefit plan. The remaining other income of $.2 million in 2003, $.2 million in 2002 and $.5 million in 2001 is primarily interest income. The decrease in 2002 from 2001 is primarily due to lower interest rates and lower average invested balances.

The Company's effective tax rate for 2003 was (0.2%) versus 6% for 2002 and (30%) for 2001. Included in the 2002 tax expense is a $2,425,000 increase in the deferred tax valuation allowance. Forming a conclusion that such an allowance is not needed is difficult when there is evidence such as cumulative losses in recent years. Included in the effective tax rate in 2001 is a favorable adjustment of $155,000 to the tax provision attributable to actual amounts differing from previously recorded estimates. The provision for income taxes is discussed in Note H to the Consolidated Financial Statements.

The effect of inflation has not had a significant impact on the operating results of the Company over the past few years. Technological advances and productivity improvements are continually being applied to reduce costs, thus reducing inflationary pressures on the operating results of the Company.

Exchange rate changes will impact the reported dollar sales and cost of sales of the Company's UK distributorship operations. In addition, at December 31, 2003, the Company's UK distributorship operations had net assets of $1.4 million, which would be impacted by changes in foreign exchange rates. However, the impact of such rate change would be reflected in the translation adjustment recorded in the equity section of the balance sheet. The Company does not hedge this foreign currency net asset exposure.

Total rental expense amounted to $364,000 in 2003, $423,000 in 2002 and $472,000 in 2001. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2008 are approximately $444,000, $425,000, $304,000, $182,000 and $152,000, respectively, and $0 thereafter.

Off-Balance Sheet Arrangements

None.

Liquidity and Sources of Capital

Net cash used by operations was $2.1 million in 2003, $2.0 million in 2002 and net cash provided by operations was $4.2 million in 2001. The use of cash by operations in 2003 and 2002 versus cash provided by operations in 2001 is reflective of the increase in net loss. Cash (used) provided by investing activities was $2.2 million in 2003, ($2.9) million in 2002 and $1.8 million in 2001. The Company had net sales of marketable securities of $2.4 million in 2003 and $3.0 million in 2001 versus net purchases of marketable securities of $2.0 million in 2002. There were purchases of property, plant and equipment and software of $.2 million, $.6 million and $.9 million in 2003, 2002 and 2001, respectively. Included in 2002 and 2001 were loans to officers, net of repayments, of $.3 million and $.4 million , respectively. Cash used by financing activities of $1.7 million in 2001 primarily relates to the repurchase of the Company's common stock.

Working capital decreased to $14.1 million at December 31, 2003 from $17.8 million at December 31, 2002 and $22.8 million at December 31, 2001. The ratio of current assets to current liabilities was 5.4:1 at December 31, 2003 versus 6.8:1 at December 31, 2002 and 9.6:1 at December 31, 2001. The decreases in working capital in 2003 and 2002 from the prior year is due to the results of operations.

The Company's contractual obligations are as follows (amounts in thousands):

	Payments due by period				
Contractual Obligation	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating leases	$1,503	$440	$729	$334	$0

The Company anticipates making capital expenditures of approximately $.5 million, maintaining the current level of expenditures for research and development and may repurchase up to 253,792 shares of its Common Stock in 2004. Management believes that the cash and cash equivalents at December 31, 2003 and the cash flow, if any, from operations will be sufficient to meet its short-term and long-term needs.

Assumptions and Estimates Used in Critical Accounting Policies

In the preparation of the financial statements in conformity with accounting principles generally accepted in the United States, management must make critical decisions regarding accounting policies and judgments regarding their application. Materially different amounts could be reported under different circumstances and conditions.

Revenue

Revenue is recognized when earned. The Company generally recognizes revenue from product sales upon shipment and in certain circumstances upon acceptance by the customers.

Inventories - Slow-moving and Obsolescence

In 2003 and 2002, due to a prolonged slow-down in spending by telecommunication service providers, inventory turnover has slowed. The Company recorded charges of $.4 million and $1 million 2003 and 2002 to reduce its carrying value of inventory to the lower of cost or market. If future capital expenditures by telecommunication service providers do not increase or decrease further, additional charges may be required.

Deferred Tax Assets

As of December 31, 2003, the Company has a valuation allowance of $4.0 million for net deferred tax assets. In making such a determination, the Company considers its current and past performance, the market environment in which it operates, estimated future earnings, tax planning strategies and other factors. In the future, as these factors change, a change in the valuation reserve may be required.

Pensions

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in financial statements be determined on an actuarial basis.

The most significant element in determining the Company's pension income (expense) in accordance with SFAS No.

87 is the expected return on plan assets. The Company has assumed that the expected long-term rate of return on plan assets will be 6.5%. Over the long term, the Company's pension plan assets have earned in excess of 6.5%; therefore, the Company believes that its assumption of future returns of 6.5% is reasonable. The assumed long-term rate of return on assets is applied to the value of plan assets. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of gains (losses) are amortized to expense in accordance with SFAS No. 87. The plan assets earned a rate of return in excess of the assumed rate of return in 2003 and less than the assumed rate of return in 2002.

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. At December 31, 2003, the Company used a rate of 6.25%. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred as allowed by SFAS No. 87.

Item 7.a Market Risk

The Company does not use derivative financial instruments. The Company's marketable securities consist of short-term and/or variable rate instruments and therefore a change in interest rates would not have a material impact on the value of these securities.

Item 8. Financial Statements and Supplementary Data

QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share amounts)

2003	**First**	**Second**	**Third**	**Fourth**
Sales	$2,496	$2,448	$3,498	$1,815
Gross profit	918	990	1,860	428
Net loss	(1,325)	(326)	(466)	(1,433)
Net loss per share:				
Basic	$(.24)	$(.06)	$(.08)	$(.25)
Diluted	(.24)	(.06)	(.08)	(.25)
Common Stock price range:				
High	$2.95	$2.50	$2.45	$3.97
Low	1.41	1.30	1.85	2.15

2002	**First**	**Second**	**Third**	**Fourth**
Sales	$3,142	$3,356	$2,378	$2,423
Gross profit	1,203	1,467	392	126
Net loss	(813)	(616)	(1,251)	(3,764)
Net loss per share:				
Basic	$(.15)	$(.11)	$(.23)	$(.69)
Diluted	(.15)	(.11)	(.23)	(.69)
Common Stock price range:				
High	$5.00	$3.65	$2.76	$2.75
Low	3.20	2.71	1.30	1.36

The gross margin percentage for the fourth quarter of 2003 was 24% versus 45% for the first nine months of 2003 primarily due to lower volume and lower absorption of overhead. The gross margin percentage in the fourth quarter of 2002 was 5% versus 34% for the nine months ended September 30, 2002 primarily due to increased provisions for inventory obsolescence and provisions for fixed assets impairment.

Included in the second quarter of 2003 was a non-cash gain of $834,000 due to the termination of the Company's postretirement health benefits plan.

Included in the third quarter of 2003 was an expense of $220,000 for the estimated settlement of a rent dispute in the UK distributorship operations. Due to the satisfactory resolution of the company's claim against a third party, this amount was reversed in the fourth quarter.

The effective tax rates for the fourth quarter of 2002 was 95% versus the estimated effective rate of (35.1%) for the first nine months of 2002. Included in the fourth quarter of 2002 tax provision is an increase in the deferred tax asset valuation allowance of $2,425,000.

The above financial information should be read in conjunction with the Consolidated Financial Statements, including the notes thereto.

CCR
CARLIN, CHARRON & ROSEN, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

628 Hebron Avenue
Building 3
Glastonbury, CT 06033
Tel: 860.659.1338
Fax: 860.633.0712
www.ccrgroup.com

Independent Auditors' Report

To the Stockholders and Board of Directors of
Cognitronics Corporation and Subsidiaries

We have audited the consolidated balance sheet of Cognitronics Corporation and Subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Dacon PLC, a wholly owned subsidiary. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Dacon PLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognitronics Corporation as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
March 3, 2004

ERNST & YOUNG

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Phone: (203) 674-3000
Fax: (203) 674-3001
www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Cognitronics Corporation

We have audited the accompanying consolidated balance sheet of Cognitronics Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognitronics Corporation and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, Cognitronics Corporation changed its method of accounting for goodwill and intangible assets, effective January 1, 2002.

Stamford, Connecticut
March 7, 2003

Ernst + Young LLP

CONSOLIDATED BALANCE SHEETS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,877	$ 2,732
Marketable securities	5,956	8,387
Accounts receivable, less allowances of $63 and $68	1,183	2,038
Inventories	2,987	3,687
Tax recoverable	2,028	2,028
Other current assets, including loans to officers of $1,931 and $1,906	2,312	1,982
TOTAL CURRENT ASSETS	17,343	20,854
PROPERTY, PLANT AND EQUIPMENT, net	1,087	1,315
GOODWILL	319	319
OTHER ASSETS, less amortization of $217 and $533	149	324
	$18,898	$22,812
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 778	$ 952
Accrued compensation and benefits	1,297	1,252
Current maturities of debt		26
Other accrued expenses	1,125	835
TOTAL CURRENT LIABILITIES	3,200	3,065
OTHER NON-CURRENT LIABILITIES	1,474	2,413
COMMITMENTS AND CONTINGENCIES (Note J)		
STOCKHOLDERS' EQUITY		
Common Stock, par value $.20 a share; authorized 20,000,000 shares; issued 5,863,229 shares	1,173	1,173
Additional paid-in capital	11,750	12,374
Retained earnings	3,419	6,969
Cumulative other comprehensive loss	(98)	(298)
Unearned compensation	(509)	(512)
	15,735	19,706
Less cost of 190,431 and 298,988 common shares in treasury	(1,511)	(2,372)
TOTAL STOCKHOLDERS' EQUITY	14,224	17,334
	$18,898	$22,812

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
COGNITRONICS CORPORATION AND SUBSIDIARIES

(in thousands except per share data)	Year ended December 31, 2003	2002	2001
SALES	$10,257	$11,299	$18,875
COSTS AND EXPENSES			
Cost of products sold	6,061	8,111	10,656
Research and development	2,619	3,300	3,631
Selling, general and administrative	6,071	6,153	7,325
Amortization of goodwill			332
Other (income) expense, net	(1,007)	(206)	(504)
	13,744	17,358	21,440
Loss before income taxes	(3,487)	(6,059)	(2,565)
PROVISION (BENEFIT) FOR INCOME TAXES	63	385	(760)
NET LOSS	(3,550)	(6,444)	(1,805)
Currency translation adjustment and minimum pension liability	200	(38)	(78)
COMPREHENSIVE LOSS	$(3,350)	$(6,482)	$(1,883)
NET LOSS PER SHARE:			
Basic	$(.63)	$(1.18)	$(.33)
Diluted	(.63)	(1.18)	(.33)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2001, 2002 and 2003

(dollars in thousands)	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Comprehensive (Loss)	Unearned Compensation	Treasury Shares Amount
Balance at January 1, 2001	5,863,229	$1,173	$14,123	$15,218	$(182)	$(332)	$(3,012)
Shares issued pursuant to employee stock plans			(799)			(174)	1,386
Shares issued to directors			(2)				7
Repurchase of common shares							(1,925)
Currency translation adjustment					(1)		
Minimum pension liability net of tax of $44					(77)		
Net loss				(1,805)			
Balance at December 31, 2001	5,863,229	1,173	13,322	13,413	(260)	(506)	(3,544)
Shares issued pursuant to employee stock plans			(925)			(6)	1,150
Shares issued to directors			(23)				27
Repurchase of common shares							(5)
Currency translation adjustment					104		
Minimum pension liability net of tax of $85					(142)		
Net loss				(6,444)			
Balance at December 31, 2002	5,863,229	1,173	12,374	6,969	(298)	(512)	(2,372)
Shares issued pursuant to employee stock plans			(610)			3	842
Shares issued to directors			(14)				19
Currency translation adjustment					129		
Minimum pension liability					71		
Net loss				(3,550)			
Balance at December 31, 2003	5,863,229	$1,173	$11,750	$3,419	$(98)	$(509)	$(1,511)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COGNITRONICS CORPORATION AND SUBSIDIARIES

(dollars in thousands)

	Year ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net loss	$(3,550)	$(6,444)	$(1,805)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:			
Income tax expense (benefit)	63	385	(760)
Depreciation and amortization	612	743	987
Loss on disposition of assets	9	36	13
Shares issued as compensation	228	219	206
Net (increase) decrease in:			
Accounts receivable	961	88	5,727
Inventories	778	2,063	876
Other assets	(329)	723	26
Net increase (decrease) in:			
Accounts payable	(255)	10	(695)
Accrued compensation and benefits	(821)	14	(151)
Other accrued expenses	253	167	(116)
	(2,051)	(1,996)	4,308
Income taxes paid	(60)	(40)	(121)
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(2,111)	(2,036)	4,187
INVESTING ACTIVITIES			
Purchase of marketable securities	(5,713)	(16,071)	(5,500)
Sale of marketable securities	8,144	14,104	8,500
Loans to officers, net		(341)	(357)
Proceeds from disposition of assets			14
Additions to property, plant and equipment	(170)	(617)	(656)
Purchase of software licenses	(36)	(6)	(230)
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	2,225	(2,931)	1,771
FINANCING ACTIVITIES			
Principal payments on debt	(26)	(46)	(52)
Proceeds from debt			34
Shares issued pursuant to stock plans	10	5	213
Shares repurchased for treasury, 1,500 and 307,808	____	(5)	(1,926)
NET CASH USED BY FINANCING ACTIVITIES	(16)	(46)	(1,731)
EFFECT OF EXCHANGE RATE DIFFERENCES	47	14	5
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	145	(4,999)	4,232
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,732	7,731	3,499
CASH AND CASH EQUIVALENTS - END OF YEAR	$2,877	$2,732	$7,731

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note A. Summary of Significant Accounting Policies

Organization. The Company designs, manufactures and markets voice processing products in the United States and, through a subsidiary, distributes call management and voice processing equipment in Europe.

Risks and Uncertainties. A major portion of the Company's domestic revenues is generated by sales to two customers, and a significant portion of its European distributorship revenue comes from one customer. The loss of any of these customers would have a material adverse impact on the Company. The Company's receivables are primarily from major, well-established companies in the telecommunications industry, and at December 31, 2003, two such companies accounted for 15% and 14%, respectively, of the Company's accounts receivable. The Company's markets are subject to rapid technological change and frequent introduction of new products. The Company's products are similar to those manufactured, or capable of being manufactured, by a number of companies, some of which are well established with financial, personnel and technical resources substantially larger than those of the Company. The Company's ability to compete in the future depends on its ability to maintain the technological and performance advantages of its current products and to introduce new products and applications that achieve market acceptance.

Principles of Consolidation. The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue. Revenue is recognized when earned. The Company generally recognizes revenue from product sales upon shipment and in certain instances upon acceptance by the customer.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The carrying amounts of the Company's financial instruments (trade receivables/payables and other short-term and long-term debt) due to their terms and maturities approximate fair value.

Cash and Cash Equivalents. The Company considers financial instruments with a maturity of three months or less from the date of purchase to be cash equivalents. At December 31, 2003, essentially all of the Company's cash and cash equivalent balances were with two financial institutions.

Marketable Securities. Marketable securities are classified as available for sale and are reported at fair value which approximates amortized cost. They are comprised of investments in municipal bond funds and high grade corporate debt and equity securities. The maturities are short term or have reset provisions.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment. Property, plant and equipment is carried at cost less allowances for depreciation, computed in accordance with the straight-line method based on estimated useful lives. The estimated lives for machinery and equipment are 5 to 12 years and for furniture and fixtures are 4 to 10 years. Repairs and maintenance are expensed when incurred.

Foreign Exchange. The functional currency of the Company's foreign subsidiary, the European distributorship operations, is the Pound Sterling. Results of operations for the Company's foreign subsidiary were translated from Pounds Sterling into U.S. dollars using average exchange rates during the period, while assets and liabilities were translated using current rates at the end of the period. The difference from historical exchange rates are recorded as comprehensive income (loss) and are included as a component of cumulative other comprehensive loss.

Income Taxes. Income taxes are provided on all revenue and expense items included in the consolidated statement of operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

A valuation allowance is provided to the extent the Company cannot determine that the ultimate realization of net deferred tax assets is more likely than not.

Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and therefore recognizes no compensation expense for stock options granted.

If the Company had elected to recognize compensation expense for the 1990 Stock Option Plan and the 1967 Stock Purchase Plan based on the fair value at the grant date , consistent with the method presented by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", as amended, the pro forma net loss and net loss per share would be as follows (in thousands except per share information):

			2003	2002	2001
Net loss	As reported		$(3,550)	$(6,444)	$(1,805)
	Stock-based Compensation Expense		389	331	642
	Pro forma		$(3,939)	$(6,775)	$(2,447)
Net loss per share	As reported	Basic	$(.63)	$(1.18)	$(.33)
		Diluted	$(.63)	$(1.18)	$(.33)
	As reported	Basic	$(.70)	$(1.25)	$(.45)
		Diluted	$(.70)	$(1.25)	$(.45)

The estimated weighted average fair value per share of stock options granted were $1.49, $1.01 and $5.07 for 2003,2002 and 2001, respectively. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 2.2%, 2.28% and 4.75%; no dividend yields; volatility factors of the expected market price of the Company's common stock of .67 in 2003, .61 in 2002 and.70 in 2001; and a weighted average expected life of the option of 7.5 years in 2003, 2002 and 2001 for the Option Plan and 5 years for the Directors' Option Plan.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Income (Loss) Per Share. In computing basic earnings (loss) per share, the dilutive effect of stock options and warrants are excluded, whereas for diluted earnings per share they are included. The shares used in both the basic and diluted earnings per share calculations were 5,614,825, 5,438,126 and 5,416,729 for 2003, 2002 and 2001, respectively.

Goodwill. The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Through December 31, 2001 goodwill was amortized using the straight-line method over its estimated useful life (10 years). Goodwill and other long-lived assets were reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized, rather it is subject to a periodic impairment test based on its fair value. The Company performed the transitional goodwill impairment test (as of January 1, 2002) and the annual impairment test for the following years at December 31 on the applicable reporting unit. As the estimated fair value of this reporting unit exceeded its net book value including goodwill, no impairment charge was recognized. If SFAS No.142 was effective as of January 1, 2001, then, for 2001, the reported net loss of $(1,805,000) would have decreased by $305,000 to $(1,500,000), adjusted for the exclusion of goodwill amortization, net of tax effect. Reported basic and diluted loss per share of $(.33) would have decreased by $.05 to ($.28) per share.

New Accounting Standards. The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) Nos. 146, "Accounting for Costs Associated with Exit or Disposal Activities", 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", and 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The FASB also issued Interpretations 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and 46 "Consolidation of Variable Interest Entities". The Company is not impacted by these Statements and Interpretations and does not expect their implementation to have a material impact on the company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106" which requires additional disclosures about the assets, obligations, cash flows and net periodic pension cost of defined benefit pension plans and other defined postretirement benefit plans. The Company adopted the disclosure requirements under the SFAS No. 132 (revised 2003) for the fiscal year ended December 31, 2003.

Note B. Marketable Securities (in thousands):

The following table summarizes the Company's marketable securities.

	2003	2002
Corporate and municipal bonds and auction rate preferred stock	$5,956	$7,699
Medium and short term notes		688
	$5,956	$8,387

Note C. Valuation and Qualifying Accounts

The allowance for doubtful accounts was increased by $10,000, $87,000 and $250,000 in 2003, 2002 and 2001, respectively, by charges to costs and expenses. The Company wrote off uncollectible accounts, net of recoveries, of $15,000, $213,000 and $109,000 in 2003, 2002 and 2001, respectively.

Note D. Inventories (in thousands):

	2003	2002
Finished and in process	$2,172	$2,273
Materials and purchased parts	815	1,414
	$2,987	$3,687

Note E. Property, Plant and Equipment, net (in thousands):

	2003	2002
Machinery and equipment	$2,476	$2,279
Furniture and fixtures	2,131	2,220
	4,607	4,499
Less allowances for depreciation	3,520	3,184
	$1,087	$1,315

Due to the continuing downturn in the domestic telecommunication equipment market, the Company recorded in 2002, based on estimated cash flows, a provision of $275,000 for the impairment of certain demonstration and test equipment.

Note F. Other Non-current Liabilities (in thousands):

	2003	2002
Accrued officers' supplemental pension	$ 419	$ 466
Accrued deferred compensation	232	254
Deferred directors' fees	411	332
Accrued pension	664	777
Accrued postretirement benefit	11	856
	1,737	2,685
Less current portion	263	272
	$1,474	$2,413

Note G. Debt and Credit Arrangements

Dacon Electronics Plc's, a foreign subsidiary, bank line of credit expired in 2003. During 2003 and 2002, no amounts were borrowed under this facility.

	2002
Installment finance agreements, interest at 8% to 11% per annum expiring through 2003	$26
Less current maturities of debt	26
	$ 0

Interest of $11,000, $19,000 and $19,000 was paid in 2003, 2002 and 2001, respectively.

Note H. Income Taxes

At December 31, 2002, consolidated retained earnings included approximately $.4 million of retained earnings applicable to Dacon Electronics Plc. If the undistributed earnings were remitted, any resulting federal tax would be substantially reduced by foreign tax credits.

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2003	2002	2001
Current:			
Federal	$	$(1,714)	$(452)
Foreign			
State	63	88	62
Total current	63	(1,626)	(390)
Deferred:			
Federal		1,817	(330)
State	—	194	(40)
Total deferred	0	2,011	(370)
	$63	$ 385	$(760)

The provision (benefit) for 2001 reflects a favorable adjustments to the tax provision of $155,000 attributable to actual amounts differing from previously recorded estimates.

Domestic and foreign pretax income (loss) for the years ended December 31 are as follows (in thousands):

	2003	2002	2001
Domestic operations	$(3,482)	$(5,978)	$(1,609)
Foreign operations	(68)	(81)	(956)
	$(3,550)	$(6,059)	$(2,565)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred tax liabilities	$ 85	$ 78
Deferred tax assets:		
Inventory valuation	1,026	906
Accrued liabilities and employee benefits	934	856
Accrued deferred compensation	233	260
Other postretirement benefits	4	319
Federal operating loss carryforward expiring in 2019	1,257	
Separate return federal operating loss carryforwards expiring in 2008 and 2009	445	445
Other	207	162
Total deferred tax assets	4,106	2,948
Valuation allowance	(4,021)	(2,870)
	85	78
Net deferred tax assets	$ 0	$ 0

Valuation allowances of $1,151,000 and $2,425,000 have been charged to tax expense in 2003 and 2002, respectively, as the Company cannot determine that the ultimate realization of its net deferred tax asset is more likely than not. Included in other accrued expenses at December 31, 2003 and 2002 was $441,000 related to prior years' tax expenses.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income (loss) for the years ended December 31, is as follows:

	2003	2002	2001
Statutory federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal tax benefit	1.8	0.6	0.5
Lower foreign tax rate	0.7	0.5	8.3
Nontaxable interest income		(0.3)	(2.9)
Goodwill amortization	(0.8)	(0.4)	3.4
Tax adjustment			(6.0)
Valuation allowance	33.2	40.0	
Other	0.9	—	0.7
	1.8%	6.4%	(30.0)%

Note I. Other (Income) Expense, Net (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Interest expense	$ 26	$ 36	$ 55
Interest income	(184)	(242)	(559)
Settlement gain in plan termination	(849)	-	
	$(1,007)	$(206)	$(504)

Note J. Commitments and Contingencies

Leases. Total rental expense amounted to $364,000 in 2003, $423,000 in 2002 and $472,000 in 2001. Future annual payments for long-term noncancellable leases for each of the five years in the period ending December 31, 2008 are approximately $444,000, $425,000, $304,000, $182,000 and $152,000, respectively, and $0 thereafter.

Pension Plan. The Company and its domestic subsidiaries have a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation. No additional service cost benefits were earned subsequent to June 30, 1994. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The components of net cost of the plan for the years ended December

31 are as follows (in thousands):

	2003	2002	2001
Interest cost on projected benefit obligation	$106	$120	$116
Actual (return)/loss on plan assets	(109)	99	99
Net amortization and deferral	63	(167)	(184)
Settlement loss	58		
Net periodic pension cost	$118	$ 52	$ 31

The following table sets forth the plan's funded status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2003	2002
Projected benefit obligation for services rendered to date		
Beginning of year	$1,737	$1,667
Loss (gain) due to change in estimates	50	61
Interest cost	106	120
Less benefits paid	(404)	(111)
End of year	1,489	1,737
Plan assets at fair value		
Beginning of year	960	1,009
Actual return on plan assets	109	(99)
Contribution	160	160
Less benefits paid	(404)	(110)
End of year	825	960
Plan assets less than projected benefit obligation	(664)	(777)
Unrecognized net loss (gain)	277	348
Minimum pension liability adjustment	(277)	(348)
Accrued pension liability (included in other non-current liabilities)	$ (664)	$ (777)

The discount rates used in determining the projected benefit obligation were 6.25% in 2003 and 6.75% in 2002 . The expected long-term rate of return on plan assets used in determining the net periodic pension cost was 6.5% in 2003 and 7% in 2002. In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual assets categories and economic and other indicators of future performance. The Company may also consult with other professionals in developing expected returns. The plan's weighted-average asset allocation at December 31, 2003 and 2002 and target allocation for 2004 by asset category, are as follows:

Asset Category	2004 Target Allocation	2003	2002
Equity Securities	45-60%	60%	39%
Debt Securities	30-45%	33%	41%
Cash and cash equivalents	5-15%	7%	20%

The Company intends to contribute $143,000 in 2004 to this plan.

401(k) Retirement Plan. The Company has a defined contribution plan covering substantially all domestic employees. The Company's contribution, until June of 2003 was based upon the participants' contributions. In June of 2003, the Company suspended its contribution. The expense was $23,000, $52,000 and $54,000 in 2003, 2002 and 2001, respectively.

Officers' Supplemental Pension Plan. The Company has an unfunded, noncontributory defined benefit pension plan covering certain retired officers.

The components of net pension cost of the plan for the years ended December 31 are as follows (in thousands):

	2003	2002	2001
Interest cost on projected benefit obligation	$24	$27	$30
Amortization of actuarial gains	(3)	(3)	(3)
Net periodic pension cost	$21	$24	$27

The following table sets forth the plan's status and the accrued pension liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2003	2002
Projected benefit obligations		
Balance at beginning of period	$391	$433
Interest expense	24	27
Less benefits paid	(68)	(69)
Balance at end of period	347	391
Unrecognized net gain	72	75
Accrued pension liability (included in other non-current liabilities)	$419	$466

The discount rate used in determining the projected benefit obligation was 6.75% for all years presented. All participants are retired and receiving benefits under the Plan and therefore future increases in compensation are not applicable.

The Company expects to contribute $69,000 in 2004 to this plan.

Other Postretirement Benefit Plans. In addition to the Company's pension plans, the Company has a contributory, unfunded defined benefit plan providing certain health care benefits for domestic employees who retired prior to March 31, 1996. In 2003 the Company terminated this plan effective December 31, 2003. The assumed rate of increase in the per capita cost of covered benefits used for 2002 was 9.0% decreasing to 5% after 8 years. The weighted average discount rates used in determining the net periodic postretirement benefit cost and accumulated benefit obligation was 6.75% in 2002.

The following sets forth the plan's status and accrued postretirement benefit liability recognized in the Company's Consolidated Balance Sheets at December 31 (in thousands):

	2002
Actuarial present value of accumulated postretirement benefit obligation:	
Balance at beginning of period	$657
Interest cost	47
Actuarial (gain)/loss	8
Benefits paid, net	(23)
	689
Unrecognized net gain	167
Accrued postretirement benefit liability (included in other non-current liabilities)	$856

The components of postretirement benefit cost for the years ended December 31, are as follows (in thousands):

	2003	2002	2001
Interest cost	$ 45	$47	$47
Net amortization	(9)	(11)	(11)
Settlement gain	(849)	—	—
Net periodic cost	$(813)	$36	$36

The net benefits paid were $32,000, $23,000 and $18,000 for 2003, 2002 and 2001, respectively.

Deferred Compensation. At December 31, 2003 and 2002, the liability relating to a deferred compensation arrangement between the Company and a former director and officer of the Company was $232,000 and $254,000, respectively. The Company expects to make payments in 2004 totaling $40,000 under this contract.

Note K. Stock Plans

The 1990 Stock Option Plan provides for the grant, at fair market value on the date of grant, of nonqualified stock options and incentive stock options. Options generally become exercisable in three equal annual installments on a cumulative basis commencing six months from the date of grant and expire five years (ten years for awards granted after 1999) after the date granted.

The Company also has the 1967 Employee Stock Purchase Plan which provides for the grant to purchase shares at 85% of the fair market value of the stock on the date offered. Generally, rights to purchase shares under this plan expire 12 months (maximum 27 months) after the date of grant. For each of the three years in the period ended December 31, 2003, no grants were granted, exercised or cancelled. At December 31, 2003, there were no grants outstanding and there were 52,478 shares available for future grant.

The Company also has a time accelerated restricted stock plan ("Restricted Stock Plan") which provides for the award of shares to key employees; generally, the awards vest in five equal annual installments commencing two years after the date of the award. Vesting may be accelerated based on the achievement of certain financial performance goals.

In 2002, the company granted to key employees the right to receive 395,000 common shares which vest on January 2, 2006. Such rights are subject to immediate vesting in the event of change of control of the Company and pro-rata vesting in the event of death or involuntary termination of employment for reasons other than cause. The total value of the rights at the date of grant was $612,000 and was based on the market price of $1.55 per share. $150,000 was charged to operations in 2002 related to this grant.

The Directors' Stock Option Plan provides for an annual grant of options to non-employee officers and directors. This plan provides for the automatic award of options to purchase 3,000 shares of Common Stock at the fair market value at the date of grant to each person who is a participant on August 1 of each year and pro-rated awards in certain cases. The awards expire five years (ten years for awards granted after 2000) after the date granted. In 2002, the plan was amended to provide for grant on November 9, 2002 of options to purchase 5,500 shares for each participant.

Share information pertaining to these plans is as follows:

	1990 Option Plan	Restricted Stock Plan	Directors' Option Plan
Outstanding at January 1, 2001	694,876	67,040	47,000
Granted	248,500	76,500	18,250
Cancelled or expired	(2,302)		
Vested		(12,330)	
Exercised	(85,024)		
Outstanding at December 31, 2001	856,050	131,210	65,250
Granted	315,500	145,000	51,000
Cancelled or expired	(131,225)		(15,000)
Vested		(17,530)	
Exercised			
Outstanding at December 31, 2002	1,040,325	258,680	101,250
Granted	248,500	103,187	36,000
Cancelled or expired	(151,225)		(12,000)
Vested		(32,830)	
Exercised	(3,000)		
Outstanding at December 31, 2003	1,134,600	329,037	125,250
Available for future grant	3,797	0	62,250

The exercise price for options granted in 2001 was $5.00, for options granted in 2002 was $1.55 and for options granted in 2003 was $2.20. The weighted average exercise price for the options outstanding under the Option Plan is $4.67 with expiration dates ranging from 2004 to 2012. Options were exercised under the Option Plan at weighted average exercise prices of $2.46 and $1.55in 2001 and 2003, respectively. Shares exercisable under the Option Plan and weighted average exercise price at December 31, 2001, 2002 and 2003 were 622,903 and $6.82, 580,892 and $7.32 and 681,764 and $6.53, respectively. The weighted average remaining lives for options outstanding at December 31, 2001, 2002 and 2003 were 5.4, 6.6 and 7.3 years, respectively.

Under the Restricted Stock Plan compensation expense was $228,000, $220,000 and $206,000 in 2003, 2002 and 2001, respectively.

The exercise price for options granted under the Directors' Stock Option Plan in 2001 ranged from $5.35 to $6.10, for options granted in 2002 ranged from $1.45 to $2.00 and for options granted in 2003 was $2.11. The weighted average exercise price for the options outstanding under the plan is $4.15 with expiration dates ranging from 2004 to 2013. No options have been exercised. Shares exercisable at December 31, 2001, 2002 and 2003 were 47,000, 62,250 and 101,250, respectively. The weighted average remaining lives for options outstanding at December 31, 2001, 2002 and 2003 were 4.6, 7.0 and 7.6 years, respectively.

Note L. Cumulative Other Comprehensive Loss

Cumulative other comprehensive loss consists of the following at December 31 (in thousands):

	2003	2002
Cumulative translation adjustment	$ 50	$ (79)
Minimum pension liability net of tax of $129 and $129	(148)	(219)
	$(98)	$(298)

Note M. Related Party Transactions

The Company has advanced amounts to officers primarily for personal income taxes related to various stock option plans. The amounts outstanding at December 31, 2003 and 2002 of $1,931,000 and $1,906,000 include interest accrued on the advances. This indebtedness bears interest at rates approximating market rates and is payable upon demand.

Note N. Operations by Industry Segment and Geographic Areas

The Company operates in two segments of the voice processing industry. In the United States, the Company designs, manufactures and sells equipment for use in telephone central offices. In Europe (United Kingdom), the Company distributes equipment for use in customers' premises. Information about the Company's operations by segment and geographic area for the years ended December 31, is as follows (in thousands):

	2003	2002	2001
Net sales			
United States	$ 5,096	$ 5,536	$12,977
Europe	5,161	5,763	5,898
	$10,257	$11,299	$18,875
Operating profit (loss)			
United States	$(3,047)	$(5,115)	$ (813)
Europe	(68)	(75)	(950)
Intercompany eliminations	11	19	23
	(3,104)	(5,171)	(1,740)
General corporate expenses	1,390	1,094	1,329
Other (income) expense, net	(1,007)	(206)	(504)
Income (loss) before income taxes	$(3,487)	$(6,059)	$(2,565)
Total assets			
United States	$16,035	$20,164	$26,153
Europe	2,856	2,655	2,444
Intercompany eliminations		(7)	(24)
	$18,891	$22,812	$28,573
Long-lived assets			
United States	$ 1,153	$ 1,485	$ 1,788
Europe	395	473	600
Intercompany eliminations			(16)
	$ 1,548	$ 1,958	$ 2,372
Expenditures for long-lived assets			
United States	$ 180	$ 570	$ 756
Europe	26	53	130
	$ 206	$ 623	$ 886
Depreciation and amortization			
United States	$ 502	$ 588	$ 504
Europe	110	165	490
Intercompany eliminations		(10)	(7)
	$ 612	$ 743	$ 987

Gross profit margin on intercompany transfers are comparable to sales to third parties. The United States operations had net sales of $1.1 million, $1.4 million and $7.5 million in 2003, 2002 and 2001, respectively, to one major customer and sales of $2.8 million, $1.6 million and $1.9 million in 2003, 2002 and 2001 to another major customer. The European operations had sales of $3.0 million, $2.2 million and $2.8 million in 2003, 2002 and 2001, respectively, to one customer.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Quarterly Evaluation. The Company's management carried out an evaluation as of December 31, 2003 of the effectiveness of the design and operation of the Company's "disclosure controls and procedures," which the Company refers to as the Company's disclosure controls. This evaluation was done under the supervision and with the participation of Company management, including the Chief Executive Officer and Chief Financial Officer. Rules adopted by the Commission require that the Company present the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of the Company's disclosure controls as of the end of the period covered by this annual report.

CEO and CFO Certifications. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of the Company's Chief Executive Officer and Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K is the information concerning the evaluation referred to in the Section 302 certifications. This information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to Company management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

A. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

B. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board; and

C. +

D.provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

Limitations on the Effectiveness of Controls. Management, including the Company's Chief Executive Officer and Chief Financial Officer, do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusions. Based upon the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2003 and subject to the limitations noted above, the Company's disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management, including the Company's Chief Executive Officer and Chief Financial Officer.

During the three months ended December 31, 2003, there were no significant changes in the Company's internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, the Company's internal control for financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information appearing under the captions "Information Concerning Nominees", "Qualification of Audit Committee Members", "Code of Ethics", and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the annual meeting of stockholders to be held on May 13, 2004 is incorporated herein by reference.

The identification of the executive officers of the Company and their positions with the Company and ages as of March 1, 2004 is set forth under the caption Executive Officers of the Company in Part I of this Annual Report on form 10-K.

Item 11. Executive Compensation

The information on executive compensation set forth under the caption Executive Compensation in the Proxy Statement for the annual meeting of stockholders to be held on May13, 2004 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a) and (b) Security ownership of certain beneficial owners and management set forth under the caption Security Ownership in the Proxy Statement for the annual meeting of stockholders to be held on May 13, 2004 is incorporated herein by reference.

(c) Changes in Control. None.

Item 13. Certain Relationships and Related Transactions

The information on certain relationships and related transactions set forth under the caption Certain Relationships and Related Transactions in the Proxy Statement for the annual meeting of stockholders to be held on May 13, 2004 is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on fees charged by the principal account set forth under the caption Independent Auditors' Fees in the Proxy Statement for the annual meeting of stockholders to be held on May 13, 2004 is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(a)(1) and (2) and (d) The response to this portion of Item 15 is submitted as a separate section beginning on page 31 of this Annual Report on Form 10-K.

(a)(3) and (c) The response to this portion of Item 15 is submitted as a separate section beginning on page 31 of this Annual Report on Form 10-K.

(b) There were two reports filed on Form 8-K during the fourth quarter of 2003. On November 14, 2003, the Company filed a current report on Form 8-K pursuant to Item 9 (Regulation F Disclosures) to furnish a press release reporting results of the third quarter of 2003. On November19, 2003, the Company filed a current report on Form 8-K pursuant to Item 4 (Change of Registrant's Certifying Accountants) to notify the Commission of the change in certifying accountants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2004.

COGNITRONICS CORPORATION
Registrant

by /s/ Garrett Sullivan
Garrett Sullivan
Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 29, 2004.

Signature	Title
Chief Executive Officer:	
/s/ Brian J. Kelley Brian J. Kelley	President and Chief Executive Officer
Chief Financial and Accounting Officer:	
/s/ Garrett Sullivan Garrett Sullivan	Treasurer
A Majority of the Board of Directors:	
/s/ John T. Connors John T. Connors	Director
/s/ Jack Meehan Jack Meehan	Director
/s/ William A. Merritt William A. Merritt	Director
/s/ William J. Stuart William J. Stuart	Director

Form 10-K -- Item 15 (a) (1) and (2) and (d)

(a) (1) Financial Statements

The following financial statements of the Company are included in Item 8.

(2) and (d) Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information has been included in the Company's financial statements and, therefore, have been omitted.

Item 15(a)(3) and (c)

INDEX TO EXHIBITS

Exhibit

3.1 Certificate of Incorporation as filed on January 2, 1962 (Exhibit 3-1-A to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.2 Amendment, dated June 28, 1965 (Exhibit 3-1-B to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.3 Amendment, dated October 3, 1966 (Exhibit 3-1-C to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.4 Amendment, dated October 30, 1967 (Exhibit 3-1-D to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

3.5 Amendment, dated July 27, 1981 (Exhibit 3.5 to Annual Report on Form 10-K for the fiscal year ended December 31, 1983 and incorporated herein by reference).

3.6 Amendment, dated September 27, 1984 (Exhibit 3.6 to Annual Report on Form 10-K for the fiscal year ended December 31, 1984 and incorporated herein by reference).

3.7 Amendment dated June 13, 1988 (Exhibit 3.7 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

Exhibit

3.8 Amendment dated November 3, 1994 (Exhibit 3.8 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

3.9 Amendment, dated July 25, 2000 (Exhibit 3.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference)

3.10 By-laws of the Company (Exhibit 3.9 to Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

4. Specimen Certificate for Common Stock (Exhibit 4-1 to Form S-1 Registration Statement No. 2-27439 and incorporated herein by reference).

10.1 1990 Stock Option Plan, as amended (Exhibit 10.1 to Quarterly Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).

10.2 Lease, dated April 30, 1993, between The Danbury Industrial Corporation, landlord, and Cognitronics Corporation, tenant (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

10.3 Lease amendment, dated as of January 27, 2003, between the Danbury Industrial Corporation and Cognitronics Corporation (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

10.4 Form of Indemnity Agreement, dated October 27, 1986, between each Director (with equivalent form for each Officer) and Cognitronics Corporation (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1986 and incorporated herein by reference).

10.5 Supplemental Pension Plan for Officers, as amended November 2, 1993 (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

10.6 Cognitronics Corporation Restricted Stock Plan (Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).

10.7 Form of Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

10.8 Addendum to Executive Severance Agreement between certain officers and Cognitronics Corporation (Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

10.9 The Directors' Stock Option Plan, as amended (Exhibit 10.3 to Quarterly Report on form 10-Q for the period ended June 30, 2003 and incorporated herein by reference).

21. List of subsidiaries of the Company as of December 31, 2003 (attached as Exhibit 21 to this Annual Report on Form 10-K).

23.1 Consent of Independent Auditors, dated March 29, 2004 (attached as Exhibit 23 to this Annual Report on Form 10-K).

23.2 Consent of former Independent Auditors dated March 29, 2004 (attached as Exhibit 23.2 to this Annual Report on Form 10-K).

31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 31.1 to this Annual Report on Form 10-K).

31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 31.2 to this Annual Report on Form 10-K).

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 32.1 to this Annual Report on Form 10-K).

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (attached as Exhibit 32.2 to this Annual Report on Form 10-K).

Copies of the Exhibits to this Annual Report on Form 10-K are available upon written request to the Secretary of the Company at 3 Corporate Drive, Danbury, CT 06810-4130 and payment of $35.00 for a complete set of the Exhibits or $.25 per page for any part thereof (minimum $5.00).

Cognitronics Corporation

Board of Directors

John T. Connors (2)(3)(4)
Counsel
Shaw Pittman LLP

Brian J. Kelley (1)
President &
Chief Executive Officer

Jack Meehan (1)(2)(3)(4)
President,
Novus, LLC

William A. Merritt (2)(3)(4)
President, Integrated
Communications Systems Corp.

William J. Stuart (2)(3)
General Partner,
Still River Fund

Officers

Brian J. Kelley
President and Chief Executive Officer

Kenneth G. Brix
Vice President, Sales

Michael N. Keefe
Vice President, Engineering

Harold F. Mayer
Secretary

Garrett Sullivan
Treasurer and
Chief Financial Officer

Roy A. Strutt
Vice President,
European Operations

Emmanuel A. Zizzo
Vice President, Operations

Subsidiary

Dacon Electronics Plc

Roy A. Strutt
Managing Director

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee
(4) Member of the Compensation Committ

Auditors

Carlin, Charron & Rosen, LLP
628 Hebron Avenue, Building 3
Glastonbury, Connecticut

Counsel

Shaw Pittman LLP
335 Madison Avenue
New York, New York

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey

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Cognitronics Corporation, 3 Corporate Drive, Danbury, CT 06810
203-830-3400 • Fax 203-830-3405 • www.cognitronics.com